UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT
UNDER SECTION 14(D)(1) OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

FACTORY CARD & PARTY OUTLET CORP.
(Name Of Subject Company (Issuer))

AMSCAN HOLDINGS, INC.
AMSCAN ACQUISITION, INC.
(Names of Filing Persons (Offerors))
Common Stock, par value $0.01 per share
(Title of Class of Securities)
303051106
(CUSIP Number of Class of Securities)

Michael Correale
Amscan Holdings, Inc.
80 Grasslands Road, Elmsford, New York 10523
(914) 345-2020
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)
with copies to:
David C. Chapin
Ropes & Gray LLP
One International Place
Boston, Massachusetts 02110
Telephone: (617) 951-7000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$70,590,003	$2,167.11

*	Estimated solely for purposes of calculating amount of filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934. The transaction value is based upon the offer to purchase 4,278,182 shares of common stock of Factory Card & Party Outlet Corp. at a purchase price of $16.50 cash per share. Such number of shares of common stock represents the total of 3,386,117 issued and outstanding shares of common stock, outstanding options with respect to 687,901 shares of common stock, and outstanding warrants with respect to 204,164 shares of common stock, in each case as of September 27, 2007.

**	The amount of filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $30.70 per $1,000,000 of the value of the transaction.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A
Form or Registration No.:	N/A
Filing Party:	N/A
Date Filed:	N/A
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to a tender offer by Amscan Acquisition, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Amscan Holdings, Inc., a Delaware corporation (“Parent”), to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Factory Card & Party Outlet Corp., a Delaware corporation (the “Company”), at a purchase price of $16.50 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 1, 2007 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, collectively constitute the “Offer”). This Schedule TO is being filed on behalf of Purchaser and Parent.
     The information set forth in the Offer to Purchase, including all annexes thereto, and the Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, is incorporated by reference in answers to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.
ITEM 1. SUMMARY TERM SHEET
     The information set forth in the “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.
ITEM 2. SUBJECT COMPANY INFORMATION
     (a) Factory Card & Party Outlet Corp., 2727 Diehl Road, Naperville, IL 60563-2371, (630) 579-2000.
     (b) According to the Company, as of September 27, 2007, there were 3,386,117 Shares issued and outstanding, 687,901 Shares subject to outstanding stock options and 204,164 Shares subject to outstanding warrants.
     (c) The Shares are traded on The Nasdaq Global Market under the symbol “FCPO.” The information set forth in Section 6 “Price Range of the Shares; Dividends on the Shares” of the Offer to Purchase is incorporated herein by reference.
ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON
     (a), (b), (c) The information set forth in Section 9 “Certain Information Concerning Parent and Purchaser” of the Offer to Purchase and Annex I “Directors and Executive Officers of Parent, Purchaser and AAH Holdings and Managing Directors of Berkshire” of the Offer to Purchase is incorporated herein by reference.
ITEM 4. TERMS OF THE TRANSACTION
     The information set forth in the “Summary Term Sheet,” the “Introduction,” Section 1 “Terms of the Offer,” Section 2 “Procedures for Tendering Shares,” Section 3 “Withdrawal Rights,” Section 4 “Acceptance for Payment and Payment,” Section 5 “Certain U.S. Federal Income Tax Consequences,” Section 7 “Possible Effects of the Offer on the Market for the Shares; Share Quotation; Exchange Act Registration; Margin Regulations,” Section 12 “Purpose of the Offer; the Merger Agreement; Plans for Factory Card” and Section 14 “Certain Conditions of the Offer” of the Offer to Purchase is incorporated herein by reference.
ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
     (a)(1) Other than the transactions described in Item 5(b) below, neither Purchaser nor Parent nor, to the best knowledge of Purchaser and Parent, any of the entities discussed or the persons listed in Annex I of the Offer to Purchase have entered into any transaction with the Company, or any of the Company’s affiliates which are not natural persons during the past two years.
     (a)(2) Other than the transactions described in Item 5(b) below, neither Purchaser nor Parent nor, to the best knowledge of Purchaser and Parent, any of the entities discussed or the persons listed in Annex I of the Offer to Purchase have entered into any transaction with any executive officer, director or affiliate of the Company that is a natural person with an aggregate value that exceeds $60,000 during the past two years.
     (b) The information set forth in the “Introduction,” Section 9 “Certain Information Concerning Parent and Purchaser,” Section 11, “Contacts and Transactions with Factory Card; Background of the Offer,” Section 12 “Purpose of the Offer; the Merger

Agreement; Plans for Factory Card,” Section 13 “Dividends and Distributions” and Section 14 “Certain Conditions of the Offer” of the Offer to Purchase is incorporated herein by reference.
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
     (a), (c)(1)-(7) The information set forth in the “Introduction,” Section 6 “Price Range of the Shares; Dividends on the Shares,” Section 7 “Possible Effects of the Offer on the Market for the Shares; Share Quotation; Exchange Act Registration; Margin Regulations,” Section 12 “Purpose of the Offer; the Merger Agreement; Plans for Factory Card” and Section 13 “Dividends and Distributions” of the Offer to Purchase is incorporated herein by reference.
ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
     (a), (b), (d) The information set forth in Section 10 “Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.
ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY
     The information set forth in Section 9 “Certain Information Concerning Parent and Purchaser” of the Offer to Purchase is incorporated herein by reference.
ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED
     The information set forth in Section 16 “Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.
ITEM 10. FINANCIAL STATEMENTS
     Not applicable.
ITEM 11. ADDITIONAL INFORMATION
     (a)(1) Except as disclosed in Items 1 through 10 above, there are no present or proposed material agreements, arrangements, understandings or relationships between (i) the Parent, the Purchaser or any of their respective executive officers, directors, controlling persons or subsidiaries and (ii) the Company or any of its executive officers, directors, controlling persons or subsidiaries.
     (a)(2)-(4) The information set forth in Section 7 “Possible Effects of the Offer on the Market for the Shares; Share Quotation; Exchange Act Registration; Margin Regulations,” and Section 15 “Certain Legal Matters” of the Offer to Purchase is incorporated herein by reference.
     (a)(5) None.
     (b) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.
ITEM 12. EXHIBITS

(a)(1)(A)	Offer to Purchase dated October 1, 2007.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)(A)	Joint Press Release issued by AAH Holdings Corporation and Factory Card & Party Outlet Corp. dated September 18, 2007 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Amscan Holdings, Inc. with the Securities and Exchange Commission on September 18, 2007).

(a)(5)(B)	Summary Advertisement published in the Wall Street Journal on October 1, 2007.

(b)	ABL Credit Agreement dated May 25, 2007 (incorporated herein by reference to Exhibit 10.02 to the Current Report on Form 8-K filed by Amscan Holdings, Inc. with the Securities and Exchange Commission on June 1, 2007).

(d)(1)	Agreement and Plan of Merger dated September 17, 2007, by and between Amscan Holdings, Inc., Amscan Acquisition, Inc. and Factory Card & Party Outlet Corp. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Amscan Holdings, Inc. with the Securities and Exchange Commission on September 18, 2007).

(d)(2)	Confidentiality Agreement dated April 24, 2007 by and between AAH Holdings Corporation and Goldsmith, Agio, Helms, & Lynner LLC. Filed herewith.

(d)(3)	Factory Card & Party Outlet Corp. Amended and Restated Executive Severance Plan, effective as of September 17, 2007 (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K as filed by Factory Card & Party Outlet Corp. on September 18, 2007).

(d)(4)	Senior Executive Agreement dated September 17, 2007 among Factory Card & Party Outlet Corp., Factory Card Outlet of America Ltd., Amscan Holdings, Inc. and Gary W. Rada (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K as filed by Factory Card & Party Outlet Corp. on September 18, 2007).

(d)(5)	Senior Executive Agreement dated September 17, 2007 among Factory Card & Party Outlet Corp., Factory Card Outlet of America Ltd., Amscan Holdings, Inc. and Timothy F. Gower (incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K as filed by Factory Card & Party Outlet Corp. on September 18, 2007).

(d)(6)	Senior Executive Agreement dated September 17, 2007 among Factory Card & Party Outlet Corp., Factory Card Outlet of America Ltd., Amscan Holdings, Inc. and Michael Perri (incorporated herein by reference to Exhibit 10.4 to the Current Report on Form 8-K as filed by Factory Card & Party Outlet Corp. on September 18, 2007).

(d)(7)	Executive Agreement dated September 17, 2007 among Factory Card & Party Outlet Corp, Amscan Holdings, Inc. and Timothy J. Benson (incorporated herein by reference to Exhibit 10.5 to the Current Report on Form 8-K as filed by Factory Card & Party Outlet on September 18, 2007).

(d)(8)	Primary Supply and Consignment Agreement dated January 26, 2006 between Factory Card & Party Outlet Corp. and Amscan Holdings, Inc. (incorporated herein by reference to Exhibit 10.30 to the Annual Report on Form 10-K as filed by Factory Card & Party Outlet Corp. on April 19, 2006).

(g)	None.

(h)	None.
ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3
     Not applicable.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMSCAN HOLDINGS, INC.

Dated: October 1, 2007	By:	/s/ Michael Correale

Name: Michael Correale
Title: Chief Financial officer

AMSCAN ACQUISITION, INC.

Dated: October 1, 2007	By:	/s/ Robert J. Small

Name: Robert J. Small
Title: President

EXHIBIT INDEX

EXHIBIT
NUMBER	DOCUMENT
(a)(1)(A)	Offer to Purchase dated October 1, 2007.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)(A)	Joint Press Release issued by AAH Holdings Corporation and Factory Card & Party Outlet Corp. dated September 18, 2007 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Amscan Holdings, Inc. with the Securities and Exchange Commission on September 18, 2007).

(a)(5)(B)	Summary Advertisement published in the Wall Street Journal on October 1, 2007.

(b)	ABL Credit Agreement dated May 25, 2007 (incorporated herein by reference to Exhibit 10.02 to the Current Report on Form 8-K filed by Amscan Holdings, Inc. with the Securities and Exchange Commission on June 1, 2007

(d)(1)	Agreement and Plan of Merger dated September 17, 2007, by and between Amscan Holdings, Inc., Amscan Acquisition, Inc. and Factory Card & Party Outlet Corp. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Amscan Holdings, Inc. with the Securities and Exchange Commission on September 18, 2007).

(d)(2)	Confidentiality Agreement dated April 24, 2007 by and between AAH Holdings Corporation and Goldsmith, Agio, Helms, & Lynner LLC. Filed herewith.

(d)(3)	Factory Card & Party Outlet Corp. Amended and Restated Executive Severance Plan, effective as of September 17, 2007 (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K as filed by Factory Card & Party Outlet Corp. on September 18, 2007).

(d)(4)	Senior Executive Agreement dated September 17, 2007 among Factory Card & Party Outlet Corp., Factory Card Outlet of America Ltd., Amscan Holdings, Inc. and Gary W. Rada (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K as filed by Factory Card & Party Outlet Corp. on September 18, 2007).

(d)(5)	Senior Executive Agreement dated September 17, 2007 among Factory Card & Party Outlet Corp., Factory Card Outlet of America Ltd., Amscan Holdings, Inc. and Timothy F. Gower (incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K as filed by Factory Card & Party Outlet Corp. on September 18, 2007).

(d)(6)	Senior Executive Agreement dated September 17, 2007 among Factory Card & Party Outlet Corp., Factory Card Outlet of America Ltd., Amscan Holdings, Inc. and Michael Perri (incorporated herein by reference to Exhibit 10.4 to the Current Report on Form 8-K as filed by Factory Card & Party Outlet Corp. on September 18, 2007).

EXHIBIT
NUMBER	DOCUMENT
(d)(7)	Executive Agreement dated September 17, 2007 among Factory Card & Party Outlet Corp, Amscan Holdings, Inc. and Timothy J. Benson (incorporated herein by reference to Exhibit 10.5 to the Current Report on Form 8-K as filed by Factory Card & Party Outlet on September 18, 2007).

(d)(8)	Primary Supply and Consignment Agreement dated January 26, 2006 between Factory Card & Party Outlet Corp. and Amscan Holdings, Inc. (incorporated herein by reference to Exhibit 10.30 to the Annual Report on Form 10-K as filed by Factory Card & Party Outlet Corp. on April 19, 2006).

(g)	None.

(h)	None.